Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
Wayzata, Minnesota 55391

February 5, 2010

VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Roger Schwall, Assistant Director

  Re:    Northern Oil and Gas, Inc.
        Registration Statement on Form S-3
         File No. 333-163779

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Northern Oil and Gas, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated and that such Registration Statement be permitted to become effective at 12 noon Eastern time on February 5, 2010, or as soon thereafter as possible.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Very truly yours,

/s/ James R. Sankovitz
James R. Sankovitz
General Counsel